10-Q Document

EXHIBIT 12
CHESAPEAKE ENERGY CORPORATION AND SUBSIDIARIES
RATIOS OF EARNINGS TO FIXED CHARGES AND COMBINED FIXED CHARGES
AND PREFERRED DIVIDENDS

	Years Ended December 31,					Nine Months Ended September 30,
	2010	2011	2012	2013	2014	2015

EARNINGS:
Income (loss) before income taxes and cumulative effect of accounting change	$2,884	$2,880	$(974)	$1,442	$3,200	$(16,264)
Interest expense(a)	122	94	142	207	172	219
(Gain)/loss on investment in equity investees in excess of distributed earnings	(232)	(154)	108	219	75	57
Amortization of capitalized interest	212	297	402	440	438	387
Loan cost amortization	25	28	43	37	32	24
Earnings	$3,011	$3,145	$(279)	$2,345	$3,917	$(15,577)
FIXED CHARGES:
Interest Expense	$122	$94	$142	$207	$172	$219
Capitalized interest	711	727	976	815	604	326
Loan cost amortization	25	28	43	37	32	24
Fixed Charges	$858	$849	$1,161	$1,059	$808	$569
PREFERRED STOCK DIVIDENDS:
Preferred dividend requirements	$111	$172	$171	$171	$171	$128
Ratio of income (loss) before provision for taxes to net income (loss)(b)	1.63	1.65	1.64	1.61	1.56	1.31
Preferred Dividends	$181	$284	$280	$275	$266	$167
COMBINED FIXED CHARGES AND PREFERRED DIVIDENDS	$1,039	$1,131	$1,441	$1,334	$1,074	$736
RATIO OF EARNINGS TO FIXED CHARGES	3.5	3.7	(0.2)	2.2	4.8	(27.4)
INSUFFICIENT COVERAGE	$—	$—	$1,440	$—	$—	$16,146
RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED DIVIDENDS	2.9	2.8	(0.2)	1.8	3.6	(21.2)
INSUFFICIENT COVERAGE	$—	$—	$1,720	$—	$—	$16,313

(a)	Excludes the effect of unrealized gains or losses on interest rate derivatives and includes amortization of bond discount.

(b)	Amounts of income (loss) before provision for taxes and of net income (loss) exclude the cumulative effect of accounting change.